O’Neill Law Group PLLC Stephen F.X. O’Neill* Christian I. Cu**	435 Martin Street, Suite 1010
	Blaine, WA	98230

	Telephone:	360-332-3300
	Facsimile:	360-332-2291
	E-mail:	son@stockslaw.com

File #4448
October 17, 2007
VIA EDGAR &
FAX-202-772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Kevin Stertzel, Division of Corporation Finance

Dear Sir:

RE:	ROYAL MINES AND MINERALS CORP. (the “Company”)
	-	File Number 0-52391
	-	Current Report on Form 8-K filed October 12, 2007

We write on behalf of Royal Mines and Minerals Corp. in response to your comment letter dated October 16, 2007 regarding the above-referenced Form 8-K filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Current Report on Form 8-K/A (as revised, the "Amended Form 8-K").

In addition to the Amended Form 8-K, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 8-K.

GENERAL

1.

IT APPEARS THE DATE OF THE EARLIEST EVENT REPORTED IS OCTOBER 5, 2007. PLEASE NOTE THAT TYPICALLY EVENTS REQUIRED TO BE REPORTED UNDER FORM 8-K SHOULD BE FILED WITHIN FOUR DAYS OF THE REPORTABLE EVENT.

It is our understanding that the Company filed the Form 8-K within four business days of the reportable event as Monday, October 8, 2007 was a federal holiday.

2.	PLEASE AMEND YOUR DOCUMENT AS SOON AS PRACTICABLE TO INCLUDE THE REQUIRED EXHIBIT 16 LETTER FROM YOUR FORMER ACCOUNTANTS.

The Company has included the required Exhibit 16 letter from its former accountants in the Amended Form 8-K as requested.

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, PO Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Kevin Stertzel, Division of Corporation Finance

3.	PLEASE CLARIFY UNDER ITEM 4.01 OF YOUR FORM 8-K, THE SPECIFIC DATE YOU RECEIVED THE RESIGNATION OF YOUR FORMER ACCOUNTANT.

The resignation of the Company’s former accountant is dated as of October 6, 2007. However, the Company did not receive the resignation until October 9, 2007.

4.	PLEASE CLARIFY UNDER ITEM 4.01 OF YOUR FORM 8-K, THE SPECIFIC DATE YOU ENGAGED YOUR NEW INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

On October 6, 2007, as a result of the Company’s acquisition, the Company engaged Sarna & Company because they were the independent registered public accountants for the accounting successor of the Company.

5.	PLEASE CLARIFY YOUR DISCLOSURES UNDER ITEM 4.01 IF THE BOARD OF DIRECTORS OR A COMMITTEE OF THE BOARD OF DIRECTORS APPROVED THE DECISION TO CHANGE ACCOUNTANTS.

The Company’s Board of Directors, by written resolution, accepted the resignation of its former accountants and approved the engagement of Sarna & Company, the independent accountants of its accounting successor.

A statement from the Company as requested in the Comment Letter is attached.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O’NEILL

SON/cch

Enclosures

cc:	Royal Mines and Minerals Corp.
Attn: William Charles Tao, Chief Executive Officer

ACKNOWLEDGEMENT OF ROYAL MINES AND MINERALS CORP.

Royal Mines and Minerals Corp. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 17th day of October, 2007.

ROYAL MINES AND MINERALS CORP.

Per:	/s/ William Charles Tao
William Charles Tao
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer